Dreyfus Government Cash Management
Statement of Investments
4/30/2005 (Unaudited)

U.S. Government Agencies - 99.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Banks, Consolidated			
Systemwide Floating Rate Notes			
2/14/2006	2.79 a	100,000,000	99,976,520
3/21/2006	2.79 a	100,000,000	99,991,248
6/1/2006	2.79 a	275,000,000	274,999,956
10/6/2006	2.79 a	125,000,000	124,946,889
Federal Home Loan Banks, Discount Notes			
5/2/2005	2.80	500,446,000	500,407,077
5/11/2005	2.74	100,000,000	99,923,889
5/13/2005	2.75	82,000,000	81,925,107
5/16/2005	2.77	525,000,000	524,394,062
5/20/2005	2.86	150,000,000	149,774,375
6/3/2005	2.81	123,000,000	122,684,300
Federal Home Loan Banks, Floating Rate Notes			
4/11/2006	2.81 a	250,000,000	249,858,149
Federal Home Loan Mortgage Corporation, Discount Notes			
5/18/2005	2.74	237,219,000	236,913,185
Federal National Mortgage Association, Discount Notes			
5/18/2005	2.76	12,781,000	12,764,402
6/1/2005	2.82	375,000,000	374,092,604
6/6/2005	2.89	200,000,000	199,426,000
6/15/2005	2.96	879,332,000	876,095,320
6/22/2005	2.99	125,000,000	124,464,653
Federal National Mortgage Association, Floating Rate Notes			
1/9/2006	2.82 a	100,000,000	99,968,930
Total U.S. Government Agencies			
(cost $4,252,606,666)			**4,252,606,666**

Repurchase Agreements --.8%			
Goldman Sachs & Co.			
dated 4/29/2005, due 5/2/2005 in the amount of $37,008,479			
(fully collateralized by $24,884,000 U.S. Treasury Bills, due 8/25/2005, and			
$13,242,000 U.S. Treasury Notes, 1.625% due 2/28/2006			
value $37,740,369)			
(cost $37,000,000)	2.75	37,000,000	**37,000,000**

Total Investments (cost $4,289,606,666)	**100.1%**		4,289,606,666
Liabilities, Less Cash and Receivables	**(.1%)**		(5,631,247)
Net Assets	**100.0%**		4,283,975,419

a   Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus Government Prime Cash Management
Statement of Investments
4/30/2005 (Unaudited)

U.S. Government Agencies - 80.8%	Annualized Yield on Date of Purchase (%)		Principal Amount ($)	Value ($)
Federal Farm Credit Banks, Consolidated Systemwide Floating Rate Notes				
8/10/2005	2.77	a	50,000,000	50,000,000
2/14/2006	2.79	a	25,000,000	24,994,130
3/21/2006	2.79	a	50,000,000	49,995,624
6/1/2006	2.79	a	50,000,000	50,000,000
10/6/2006	2.79	a	50,000,000	49,978,756
Federal Farm Credit Banks, Discount Notes				
5/2/2005	2.66		25,000,000	24,998,153
5/5/2005	2.66		50,000,000	49,985,222
5/16/2005	2.69		25,000,000	24,972,083
Federal Home Loan Banks, Discount Notes				
5/2/2005	2.80		141,000,000	140,989,033
5/4/2005	2.70		100,000,000	99,977,583
5/11/2005	2.74		50,000,000	49,961,944
5/18/2005	2.81		228,800,000	228,497,218
6/8/2005	2.86		220,868,000	220,205,887
6/22/2005	2.88		50,000,000	49,793,083
7/6/2005	2.95		50,000,000	49,731,417
Total Investments (cost $1,164,080,133)			**100.1%**	**1,164,080,133**
Liabilities, Less Cash and Receivables			**(.1%)**	**(1,127,520)**
Net Assets			**100.0%**	**1,162,952,613**

a Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.